EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Year Ended December 31,	2014	2013	2012	2011	2010
	(dollars are in millions)
Income (loss) from continuing operations	$547	$713	$(2,405)	$(2,326)	$(2,549)
Income tax (expense) benefit	(224)	(325)	1,406	1,431	1,453
Income (loss) from continuing operations before income tax expense	771	1,038	(3,811)	(3,757)	(4,002)
Fixed charges:
Interest expense	1,058	1,370	1,777	2,346	2,905
Interest portion of rentals(1)	4	5	8	9	7
Total fixed charges	1,062	1,375	1,785	2,355	2,912
Total earnings from continuing operations as defined	$1,833	$2,413	$(2,026)	$(1,402)	$(1,090)
Ratio of earnings to fixed charges	1.73	1.75	(1.14)	(.60)	(.37)
Preferred stock dividends(2)	$195	$189	$189	$194	$57
Ratio of earnings to combined fixed charges and preferred stock dividends	1.46	1.54	(1.03)	(.55)	(.37)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.